UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03012368

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31529

CM 3/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

José E. Jiménez — 203-705-5828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. 155 SECTION

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

, José E. Jimenez, swear (or affirm) that, to the best of ny knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortis Securities Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President / Treasurer and Financial Operating Officer

Title

Notary Public

JOSEPH A. FRANZESE
Notary Public, State of New York
No. 43-4835970
Qualified In Richmond County
Commission Expires June 30, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital pursuant to Rule 15c3-1 of the SEC.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control by Securities and Exchange Commission's Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Fortis Capital Corp.)

Table of Contents

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors of
Fortis Securities, Inc.:

We have audited the accompanying statement of financial condition of Fortis Securities, Inc. (the Company), a wholly owned subsidiary of Fortis Capital Corp., as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fortis Securities, Inc., a wholly owned subsidiary of Fortis Capital Corp., as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 3, 2003

FORTIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Fortis Capital Corp.)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	10,699,823
Receivable from brokers		6,699,064
Receivable from customers		3,691,175
Fail to deliver		267,877
Receivable from affiliates		1,107,924
Fixed assets, at cost, less accumulated depreciation and amortization of $38,740		43,099
Deferred tax asset		44,866
Prepaid and other assets		37,705
Total assets	$	22,591,533

Liabilities and Stockholder's Equity

Payable to customers	$	6,972,437
Payable to brokers		3,344,166
Accounts payable and accrued expenses		2,833,700
Fail to receive		72,322
Payable to parent and affiliates		406,117
Total liabilities		13,628,742
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000 shares; issued and outstanding 800 shares		80
Additional paid-in capital		24,549,920
Retained deficit		(15,587,209)
Total stockholder's equity		8,962,791
Total liabilities and stockholder's equity	$	22,591,533

See accompanying notes to statement of financial condition.

(1) Organization

Fortis Securities, Inc. (the Company or "FSI") is a wholly owned subsidiary of Fortis Capital Corp. (the Parent). The Parent is a wholly owned subsidiary of Fortis Bank S.A./N.V. ("FB SA/NV") of Brussels, Belgium. On April 30, 2002, Fortis Bank Nederland ("FBN") transferred Fortis Capital Holdings Inc. and subsidiaries to FB SA/NV. Effective May 31, 2002 Fortis Capital Holdings Inc., the former parent of FSI, merged into Fortis Capital Corp.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as an introducing broker/dealer and clears its customer transactions with various broker/dealers pursuant to clearance agreements. The Company utilizes and maintains an omnibus account, a special account for the exclusive benefit of customers', that is carried on the books of the FBN, an affiliate, to clear all its customers' securities purchases and sales transactions. The Company provides investment advice/soliciting to its U.S. institutional investors with the most updated investment strategy in the European equity market and its sophisticated network of cliental in Europe.

(2) Summary of Significant Accounting Policies

Securities transactions are recorded on a trade-date basis. The Securities Trading division provides brokerage services and investment advice primarily for U.S. clients in European markets.

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. Cash equivalents owned, representing principally U.S. government securities, are valued at market value.

Fixed assets are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences. The amount of deferred tax assets is reduced, if necessary, to the amount that, based on available evidence, will more likely than not be realized.

Financial Accounting Standards Board Statement No. 107, *Disclosure about Fair Value Instruments*, requires the disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2002, the fair value of the Company's financial instruments was not materially different from their respective carrying value.

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(Continued)

(3) Related Party Transactions

During the normal course of business the Company's operations may include significant transactions with affiliated entities. As of December 31, 2002, FSI has receivable from affiliates amounted to $1,107,924 and payable to the Parent and affiliates of $406,117 included in the statement of financial condition.

(4) Income Taxes

At December 31, 2002, the Company has a gross deferred tax asset of $44,866 relating to book verses tax temporary differences.

(5) Net Capital Requirements

As a registered broker/dealer and a member organization of the NASD, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission. The Company has elected to compute its capital under the alternate method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000 or 2% of Rule 15c3-3 aggregate debit items, as defined. Net capital and aggregate debit items change from day to day but as of December 31, 2002, the Company had net capital of $7,729,197 that was $7,479,197 in excess of the minimum required net capital of $250,000.

(6) Employee Benefit Plans

The Company sponsors a group profit-sharing plan (the Plan) and a 401(k) savings plan (the 401(k) Plan). Any employee who has completed 6 months of service, as defined in the Plan, is eligible to fully participate in the Plan. The Company makes a 100% matching contribution for the first 4% of eligible participants contributions and 50% matching contribution for the next 2% of eligible participants contributions, subject to certain limitations as defined in the 401(k) Plan.

(7) Receivable from Brokers

The clearing and depository operations for customers' security transactions are provided by various broker/dealers. At December 31, 2002, the receivable from brokers and payable to brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers as well as customer unsettled trade transactions.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2002, no amounts were owed under this provision.

(8) Contingencies

In the ordinary course of business, the Company may be involved in certain legal proceedings. The Company believes that these matters will ultimately be resolved for amounts that are not material to the financial position of the Company.

(9) Recently Issued Accounting Standards

In June 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in

(Continued)

which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not effect the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 31, 2002.

(Continued)

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 is not expected to have a material effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises with a variable interest in a variable interest entity created before February 1, 2003, the Interpretation is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003.

(10) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on
Internal Control Required by the Securities and Exchange
Commission's Rule 17a-5**

To the Board of Directors of
Fortis Securities, Inc.

In planning and performing our audit of the financial statements of Fortis Securities, Inc. (the Company) for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 3, 2003